SOLAS AERIAL

SERVICES

REFORMING AGRICULTURE, ONE FARMER AT A TIME

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document contains "forward-looking information". Except for statements of historical fact, the information contained herein constitutes forward-looking statements.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this plan are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

Offering Summary

Type of Offering	Regulation Crowdfunding (Reg CF)
Investors Allowed	Accredited and Non-Accredited Investors
Affinity Group	Veteran-Owned
Security Type	Patriots Revenue Share (Debt)
Revenue Share (% of Gross Revenues)	10%
Revenue Share Multiple	1.8x
Target Offering Amount	$40,000
Total Offering Amount	$100,000
Deadline to Reach Target Offering Amount	12/31/2022
Minimum Investment Amount	$1,000
Minimum Investment Increment	$1,000
State of Organization	Alabama

Use of Funds

Description	At Target Amount	At Maximum Amount
Total Offering Proceeds	$40,000	$100,000
Less: Offering Expenses	(3,200)	(8,000)
Net Offering Proceeds	**$36,800**	**$92,000**
Use of Net Proceeds		
Purchase of drone kit	$34,080	$34,080
Purchase of drone accessories	-0-	10,269
Working Capital	2,720	47,651
Total Use of Net Proceeds	**$36,800**	**$92,000**

Things to Consider Before You Invest (The 4 “M”s)



Mission

Do I believe in what the company is trying to achieve?

Management

Do I believe and have confidence in the management team?

Market

Do I believe there’s a viable market for the product/service?

Money

What is the potential return on my investment?

Mission Statement

The mission of Solas Aerial Services is to help Alabama's farmers produce healthy crops to maximize profits at harvest.





Solas Aerial Services will initially target smaller farms in Madison, Jackson, Marshall, and Limestone Counties, whose principal producers have military service, are new, beginning, young, Black or African-American, or between the ages of 25 and 44, or primarily grow corn, cotton, soybeans, or wheat.


Lauderdale
Limestone
Jackson
Colbert
Lawrence
Franklin
Morgan
Marshall
DeKalb
Marion
Winston
Cullman
Etowah
Cherokee
Blount
Lamar
Walker
Calhoun
Saint Clair
Fayette
Jefferson
Cleburne
Pickens
Tuscaloosa
Shelby
Talladega
Clay
Randolph
Greene
Bibb
Coosa
Tallapoosa
Chambers
Hale
Chilton
Sumter
Perry
Autauga
Elmore
Lee
Dallas
Macon
Russell
Marengo
Lowndes
Montgomery
Bullock
Choctaw
Wilcox
Barbour
Clarke
Butler
Crenshaw
Pike
Monroe
Henry
Conecuh
Coffee
Dale
Washington
Escambia
Covington
Geneva
Houston
Mobile
Baldwin
© geology.com

County	Total Number of Farms
Madison	1,021
Jackson	1,355
Marshall	1,444
Limestone	1,156
Total	4,976


Corn, Cotton, Soybeans, or Wheat
Military Service
New, Beginning, and Young
Black or African-American
25 -44 Years of Age


Farms by Principal Producer
Madison, Jackson, Marshall, and Limestone Counties
Total Number of Farms
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
Farms with a Principal Producer with Military Service
Farms with a New and Beginning Principal Producer
Farms with a Young Principal Producer
Farms with a Black or African-American Principal Producer
Farms with a Female Principal Producer
Farms with a Male Principal Producer

Farms by Age of Principal Producer (%)

Madison, Jackson, Marshall, and Limestone Counties


1%
6%
13%
19%
28%
23%
10%
Under 25 years
25 to 34 years
35 to 44 years
45 - 54 years
55 - 65 years
65 - 74 years
75 years and over


Farms by Value of Sales (%)
Madison, Jackson, Marshall, and Limestone Counties
$100,000 or More
494
$50,000 to $99,999
139
$25,000 to $49,999
299
$10,000 - $24,999
628
$5,000 to $9,999
668
$2,500 to $4,999
636
Less than $2,500
2,112


Farms by Field Crops Grown
Madison, Jackson, Marshall, and Limestone Counties
Wheat for Grain, All
Soybeans
Cotton, All
Corn for Grain
-
50
100
150
200
250
300
350
400
Total Number of Farms





Aaron Counts is a retired Marine Raider with 20 years of experience in special operations and is an MBA graduate from Liberty University. Aaron has employed military Unmanned Aerial Systems in combat environments throughout his military career. Seeing how effective these platforms have been in the use of national defense, Aaron is passionate to leverage drone technology in the agricultural industry. Aaron is an FAA-certified remote pilot under Part 107 and has been flying drones recreationally for years. Having served in multiple leadership positions in combat environments, he is ready to take on the challenges of entrepreneurship.



Offering Information	
Issuer Name	Solas Aerial Services LLC
Target Offering Amount	$40,000
Maximum Offering Amount	$100,000
Revenue Share Interests Price	$1,000
Minimum Investment Amount	$1,000
Minimum Investment Increment	$1,000
Deadline to Reach Target Offering Amount	December 31, 2022

Patriots Revenue Share Agreement Payment Terms

Percentage of the Issuer's Gross Revenue to be allocated to make Revenue Share Payments	10%
Revenue Share Multiple	1.8
Maximum Revenue Share Return to be paid in connection with the Offering (Company)	$180,000
Maximum Revenue Share Return to be paid in connection with the Offering (Investor)	1.8 x Investment Amount
Start Date of Revenue Share Agreement	The start date of your revenue share agreement will be on the day that your investment has been accepted by the Company and disbursed to the Company by the escrow agent
Payment Frequency	Semi-Annual beginning on the First Revenue Share Payment Date
First Revenue Share Payment Date	The first Revenue Share Payment date, regardless of when your investment is accepted by the Company and disbursed to the Company, will be on January 31, 2023
Reporting Schedule	As defined in §227.202 Ongoing Reporting Requirements
Patriots Revenue Share Payments made to	Directly to Investor

Patriots Revenue Share Payment Schedule

Period Ending	Revenue Share Payment Date
December 31	January 31
June 30	July 31

SOLAS AERIAL SERVICES
REFORMING AGRICULTURE, ONE FARMER AT A TIME

PATRIOTS REVENUE SHARE AGREEMENT

Perks	
Investment Level	**Perk**
$1,000	✓ 1 free imagery service
$2,000	✓ 1 free imagery service ✓ 40% discount for 1st year spraying services
$5,000	✓ 1 free imagery service ✓ 40% discount for 1st year spraying services ✓ 25% discount for 2nd year spraying services


Solas Aerial Services LLC
Revenues and Net Income (Projected)
2022 - 2026
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$-
2022
2023
2024
2025
2026
Total Revenue
Net Income


Solas Aerial Services LLC
Cash Flow (Projected)
2022 - 2026
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$-
2022
2023
2024
2025
2026

Timeline/Traction

December 2021
Obtain FAA Part 107 License

February 2022
Complete Business Plan and Begin Building Website

March 2022
Complete Flight Training

May 2022
Launch Regulation Crowdfunding Campaign

August 2022
Purchase Hylio AG-122 Spraying Drone and Deploy Software

September 2022
Additional Equipment Purchases

2023
Consider Business Scaling Options

The projected timeline and dates are estimates only and may change.